Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Canetic Resources Trust provides update on acquisition of Titan
    Exploration Ltd. and announces further extension of offer to January 11,
    2008

    CALGARY, Dec. 31 /CNW/ - (CNE.UN - TSX; CNE - NYSE) - Canetic Resources
Trust ("Canetic") and Titan Exploration Ltd. ("Titan") jointly announced today that as of 12:00 p.m. (Calgary time) on December 31, 2007, approximately
26,528,684 Titan A Shares (TTN.A) and 743,005 Titan B Shares (TTN.B) had been validly deposited pursuant to the previously announced offer of Canetic Titan
Ltd. (the "Offeror") (a wholly-owned subsidiary of Canetic) to acquire all of the issued Titan A Shares and Titan B Shares, on a fully diluted basis. The
Offeror will take-up all Titan A Shares, including Titan A Shares issued upon conversion of Titan B Shares deposited subsequent to December 19, 2007, in accordance with the previously announced conversion provisions. Shares validly deposited pursuant to the offer represent approximately 89.6 percent of Titan
A Shares, calculated on a fully diluted basis, including the number of outstanding Titan A Shares that will be issued on conversion of the remaining outstanding Titan B Shares into Titan A Shares. The Offer remains wholly unconditional and has been further extended until 12:01 a.m. (Calgary time) on
January 11, 2008, to allow Titan shareholders an additional opportunity to tender their shares. A notice of extension will be mailed to Titan shareholders.

    Canetic is one of Canada's largest oil and gas royalty trusts. Canetic trust units and debentures are listed on the Toronto Stock Exchange under the symbols CNE.UN, CNE.DB.A, CNE.DB.B, CNE.DB.C, CNE.DB.D, and CNE.DB.E and the
trust units are listed on the New York Stock Exchange under the symbol CNE.
For further information, please see the website at www.canetictrust.com or contact Canetic investor relations by email at: Info(at)canetictrust.com or toll free telephone at 1-877-539-6300.

    ADVISORY: Certain information regarding Canetic, including statements relating to the Offer, any related extensions to the Offer, and the closing date thereof, production estimates, reserve estimates, reserve life index, acreage to be acquired, business strategy, benefits of the acquisition of
Titan, drilling plans, recovery estimates, cost estimates, production efficiencies may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, failure to realize expected acquisition synergies, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, ability to access sufficient capital from internal and external sources, failure to obtain required regulatory, shareholder and other approvals, and changes in legislation, including but not limited to tax laws and environmental regulations. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Canetic's operations or financial results are included in reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov) or at Canetic's website (www.canetictrust.com).

    United States Considerations

    The Offer will be made for the securities of a Canadian trust. The Offer will be subject to Canadian disclosure requirements that are different from those of the United States. Financial statements included in the takeover bid circular, or incorporated by reference therein, as well as financial statements of Canetic, have been prepared in accordance with Canadian accounting standards that may not be comparable to the financial statements of
United States companies.

    It may be difficult for shareholders of Titan in the U.S. to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since Canetic is located in a foreign country, and some or all of its officers (if any) and trustees and the officers and directors of
Canetic Resources Inc. may be residents of a foreign country. Shareholders of
Titan in the U.S. may not be able to sue a foreign trust or its officers (if any) or trustees, or the officers or directors of Canetic Resources Inc., in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign trust and its affiliates, including its officers (if any) and trustees and the officers and directors of Canetic Resources Inc. to subject themselves to a U.S. court's judgment.

    %SEDAR: 00023165E          %CIK: 0001349237

    /For further information: Investor Relations, (403) 539-6300, Toll Free -
1-877-539-6300, info(at)canetictrust.com, www.canetictrust.com/
    (CNE.UN. CNE TTN.A. TTN.B.)

CO:  Canetic Resources Trust; Titan Exploration Ltd.

CNW 18:00e 31-DEC-07